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                                                              Exhibit 18



                                        World Headquarters
                                        2201 Seal Beach Boulevard
                                        PO Box 4250
                                        Seal Beach, California 90740-8250
                                        310-797-5127

Rockwell Logo
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                                        Donald R. Beall
                                        Chairman of the Board and
November 7, 1994                        Chief Executive Officer


Mr. H. Virgil Sherrill
Chairman of the Board
and
Mr. John C. Morley
President and Chief Executive Officer
Reliance Electric Company
6065 Parkland Boulevard
Cleveland, Ohio  44124

Gentlemen:

The Antitrust Division of the Department of Justice has not made a Hart-Scott-Rodino Act second request. Thus it is clear that there are no uncertainties with respect to our offer to buy all of Reliance's outstanding shares at $30 per share in cash (or an equivalent price for Class C shares).

This morning we are delivering a copy of this letter together with a proposed merger agreement to your counsel. We are prepared to sign this merger agreement now. We recognize the $50 million break-up fee payable by Reliance to General Signal and suggest that you arrange with them for its payment and the termination of your agreement with them concurrently with the signing of the Agreement with us.

The combination of Allen-Bradley and Reliance has powerful strategic significance in creating an organization that will compete effectively with formidable European and Japanese competitors in addressing the global automation markets.

From our discussions with you, John, and your key people the many advantages to customers and employees of putting our fine companies together are clearly evident. We are totally committed to acquiring Reliance. We hope you will cooperate with us promptly, for doing so will clearly serve the best interests of the Reliance shareowners, customers and employees. I look forward to hearing from you today.

Sincerely,

/s/ Donald R. Beall
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Donald R. Beall